Filed by Integrated Device Technology, Inc.

Commission File No. 0-12695

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Integrated Circuit Systems, Inc.

Commission File No. 0-19299

This filing relates to the proposed merger of Integrated Device Technology, Inc., a Delaware corporation (“IDT”) and Integrated Circuit Systems, Inc., a Pennsylvania corporation (“ICS”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 15, 2005, by and among IDT, Colonial Merger Sub I, Inc., a Pennsylvania corporation and wholly-owned subsidiary of IDT, and ICS.

Merger Update: Speaking with Investor Relations

The proposed merger of IDT and ICS is creating some positive buzz among analysts and investors.

Merger Update: Speaking with Investor Relations

Unlike many mergers and acquisitions where analysts are left scratching their heads, wondering about the rationale, based on our initial meetings the proposed merger between IDT and ICS has been well received. “Although there was some concern initially about the integration process,” said Dawn Morse, Investor Relations Manager, “as we spend more time with the investment community we believe that they are beginning to understand our plans for this process. I think they are pleased that we are taking a very rational approach to the integration of the two companies.”

Dawn explained that most mergers start with quick cost-cutting decisions, made without consideration of the long-term impact; consequently, the integration process struggles along as the company regroups after significant organizational changes. IDT, however, is taking a different approach. “While there may be opportunities to reduce expenses, our key focus with this proposed merger is that our cost savings will come from better fab utilization and cross-selling opportunities, and the combined talent and technology of the two companies.”

Changing Perceptions

The proposed merger also has strengthened the idea that IDT is driving toward a new strategy: becoming a higher value, vital solutions provider to our communications customers.

“Due to our ongoing evolution and this merger, customers no longer see us as a commodity supplier, but as an integral partner for the next-generation platforms and analysts applaud this transition,” Dawn continued. “As a commodity supplier, our manufacturing capability and process R&D was the ‘source of value,’” Dawn said. “Following the merger, our extensive IDT patent and product portfolio combined with the additional ICS products and the increase to our fab utilization will be the key source of value.”

Talking to stockholders, said Greg Lang, President and CEO, “has been an opportunity for them to learn more about ICS, yes—but the greatest value was for ICS stockholders to learn more about IDT and this changing role. We will be a different company as a result of the proposed merger.”

Next Steps

“In investor relations, our first priority is to meet with all of our large investors to make sure they understand the proposed merger and answer any questions or concerns they may have,” said Dawn. “We need to add clarity and confidence around synergies and explain why they should have confidence in the prospects of the combined company.

“Once the deal closes, our investor relations efforts will be focused on communicating the progress of the integration of the two companies, and we will work on providing long-term investors with a clear understanding of our business and our focus on growth opportunities.”

A Perfect Match?

Overall, the feedback that we have received indicates that the investment community has been pleased with the integration approach and intrigued about the potential business opportunity created by the proposed the merger of IDT and ICS.

“However, the key to success for the combined company is growth,” she cautioned. “The investment community is very focused on how we will grow our business. We believe that the proposed merger will strengthen our market opportunities and provide an opportunity to improve our margins. I think we will be viewed as a much stronger company once the merger is completed .”

Safe Harbor Statement

This filing contains, in addition to statements of historical fact, certain forward-looking statements. These forward-looking statements relate to the proposed merger and the combined company and involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors, including those mentioned in documents filed with the Securities and Exchange Commission by both IDT and ICS. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IDT and ICS stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; transaction costs; the level of market demand for the products of the companies; competitive pressures; economic conditions in the U.S. and other countries where the companies operate; information technology spending; technological obsolescence; industry competition; and other specific factors discussed in IDT’s and ICS’s most recent Annual Reports on Form 10-K and IDT’s and ICS’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. IDT and ICS assume no responsibility to update any forward-looking statements as a result of new information or future developments.

Participants in the Transaction

IDT, ICS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of IDT and their ownership of IDT shares is set forth in the proxy statement for IDT’s 2005 annual meeting of stockholders. Information about the directors and executive officers of ICS and their ownership of ICS stock is set forth in the proxy statement for ICS’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Additional Information And Where To Find It

IDT and ICS have filed a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the transaction. Investors and security holders are urged to read these filings because they contain important information about IDT, ICS and the proposed merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by IDT by contacting IDT Investor Relations. Investors and security holders may obtain free copies of the documents filed by ICS by contacting ICS Investor Relations.